UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Secures Court Sanction for Funding Commitments for Its Offshore Restructuring

We, LDK Solar Co., Ltd. in provisional liquidation and our Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that we have received sanction from the Grand Court of the Cayman Islands (the “Cayman Court”) to enter into the funding commitments and amendments to the restructuring support agreements detailed in the press release issued on July 31, 2014.

The sanction granted by the Cayman Court on August 11, 2014 is positive step to enabling the offshore restructuring to continue to be progressed and allows the JPLs to work toward finalizing and filing the scheme of arrangement (the “Scheme”) documentation with the Cayman Court by August 31, 2014. Once filed, it is anticipated that the application for orders convening meetings of the various classes of the Company’s creditors (the “Meetings”) to vote on the Scheme will be heard by the Cayman Court by mid September 2014. Assuming that the Cayman Court convenes the Meetings, the JPLs will write to all known creditors to advise of the date, time, location and dial-in details for the Meetings.

Our press release issued on August 13, 2014 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: August 13, 2014

Exhibit 99.1

LDK Solar Secures Court Sanction for Funding Commitments for Its Offshore Restructuring

GEORGE TOWN, Cayman Islands, XINYU CITY, China, and SUNNYVALE, Calif., August 13, 2014 - LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that LDK Solar has received sanction from the Grand Court of the Cayman Islands (the “Cayman Court”) to enter into the funding commitments and amendments to the restructuring support agreements detailed in the press release issued on July 31, 2014.

The sanction granted by the Cayman Court on August 11, 2014 is positive step to enabling the offshore restructuring to continue to be progressed and allows the JPLs to work toward finalizing and filing the scheme of arrangement (the “Scheme”) documentation with the Cayman Court by August 31, 2014. Once filed, it is anticipated that the application for orders convening meetings of the various classes of the Company’s creditors (the “Meetings”) to vote on the Scheme will be heard by the Cayman Court by mid September 2014. Assuming that the Cayman Court convenes the Meetings, the JPLs will write to all known creditors to advise of the date, time, location and dial-in details for the Meetings.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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